SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                        Commission File No: 333-88837

                                 (Check One):

                       [   ] Form 10-K and Form 10-KSB
                       [   ] Form 11-K
                       [   ] Form 20-F
                       [ X ] Form 10-Q and Form 10-QSB
                       [   ] Form N-SAR


For Period Ended:          March 31, 2002

[   ] Transition Report on Form 10-K and Form 10-KSB

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q and Form 10-QSB

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:
___________________________________________________________________________


        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A.



                                    PART I

                            REGISTRANT INFORMATION

Full Name of Registrant:  Pop N Go, Inc.

Former Name if applicable:      n/a

Address of principal executive office:   12429 East Putnam Street

City, State and Zip Code:   Whittier, California 90602



PART II

RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]     (b)     The subject annual report on Form 10-QSB, will be filed on or before the 5th calendar day following the prescribed due date;
                and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. (Not Applicable)



                                   PART III

                                  NARRATIVE

        State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed time period.

        Registrant has not completed the closing of its books for its fiscal quarter ended March 31, 2002. As a result, additional time is required before it will have the necessary information to complete and file its Form 10-QSB. Registrant is working to complete the closing of its books as soon as possible.


                                   PART IV

                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Melvin Wyman                  (562)          945-9351
          (Name)                  (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [x]  Yes                [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [ ]  Yes                [x]  No


        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                POP N GO, INC.
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        POP N GO, INC.


Date: 5/13/02                   By /s/ Melvin Wyman
                                       --------------
                                       Melvin Wyman
                                       Chief Executive Officer